Mail Stop 4561

November 5, 2008

Mr. Gu Xianzhong
President and CEO
China Shoe Holdings, Inc.
488 Wai Qingsong Road
Waigang, Jiading District, Shanghai
PR of China

      Re: China Shoe Holdings, Inc.
               Form 10-KSB For the Fiscal Year Ended December 31, 2007
               File No. 333-139910

Dear Mr. Xianzhong:

We have completed our review of your Form 10-KSB and amendments and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Christine Davis
                        Assistant Chief Accountant

cc: Via facsimile: (914)693-2963
         Frank J. Hariton, Esq.